

March 16, 2015

<u>Via E-mail</u>
Mr. Vance Sanders
Chief Financial Officer
Equinox Frontier Funds
c/o Equinox Fund Management, LLC
1775 Sherman Street, Suite 2500
Denver, CO 80203

  Re: **Equinox Frontier Funds**
      Form 10-K for year ended December 31, 2013
      Filed on March 31, 2014
      File No. 000-51274

Dear Mr. Vance:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert F. Telewicz, Jr.

        Robert F. Telewicz, Jr.
        Senior Staff Accountant